SONIC ENVIRONMENTAL SOLUTIONS INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Shareholders of Sonic Environmental Solutions Inc.:

We have audited the accompanying consolidated balance sheets of Sonic Environmental Solutions Inc. (a Development Stage Company) (the “Company”) as at December 31, 2005 and 2004 and the related consolidated statements of shareholders’ deficiency, operations and cash flows for each of the periods ended December 31, 2005, 2004 and 2003 and from February 4, 2000 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the periods ended December 31, 2005, 2004 and 2003 and from February 4, 2000 (inception) to December 31, 2005, in conformity with Canadian generally accepted accounting principles.

Our previous report dated April 18, 2006 has been withdrawn and the consolidated financial statements have been restated as discussed in Note 18.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
April 27, 2007	CHARTERED ACCOUNTANTS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

To the Shareholders of Sonic Environmental Solutions Inc.

We have audited the accompanying consolidated balance sheets of Sonic Environmental Solutions Inc. as of December 31, 2006 and the related consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sonic Environmental Solutions Inc. at December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, in accordance with accounting principles generally accepted in Canada.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 27, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Comments by Auditors on Canada – U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 26, 2007 is expressed in accordance with Canadian reporting standards which do not permit reference to such events and conditions in the auditors report when those are adequately disclosed in the financial statements and do not require a reference to a change in accounting principles in the auditors report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 27, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Sonic Environmental Solutions Inc.	Statement 1
(A Development Stage Company)
Consolidated Balance Sheets
Canadian Funds

	December 31,	December 31,
	2006	2005
		(Restatement
ASSETS		Note 18)
Current
Cash and cash equivalents	$1,751,908	$1,947,802
Interest receivable	5,869	5,186
Refundable deposit	105,500	-
Accounts receivable	711,825	127,599
Work in progress	181,040	375,438
GST receivable	190,077	313,220
Prepaid expenses	137,327	153,902
Inventory	260,855	252,835
	3,344,401	3,175,982
Deferred Financing Costs (Note 10)	-	82,779
Property, Plant and Equipment (Note 4)	3,470,938	3,367,936
Deferred Development Costs (Note 5)	883,633	987,873
Patents and Other Intangible Assets (Note 6)	3,075,633	3,387,921
	$10,774,605	$11,002,491

LIABILITIES
Current
Accounts payable	$1,058,508	$722,835
Accrued liabilities	1,183,217	556,168
Due to related parties (Notes 9 and 13)	259,468	19,637
Short term loan (Note 16)	-	58,150
Terra-Kleen acquisition payment (Note 9)	35,000	584,750
	2,536,193	1,941,540

Deferred Rent Inducement (Note 17b)	52,528	70,037
Convertible Debentures (Note 10)	-	949,185
	52,528	1,019,222
Going Concern (Note 1)
Commitments (Note 17)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 11 and 12)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
31,260,068 (2005 – 19,839,350)	22,953,387	16,400,927
Contributed Surplus – Statement 2	3,419,708	2,158,614
Deficit Accumulated During the Development Stage - Statement 2	(18,187,211)	(10,517,812)
	8,185,884	8,041,729
	$10,774,605	$11,002,491

The accompanying notes are an integral part of these consolidated financial statements

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director

“Douglas B. Forster”	, Director

Sonic Environmental Solutions Inc.	Statement 2
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
Canadian Funds

				Accumulated
	Common Shares			Deficit
		Restatement	Contributed	(Restatement -
	Number	Amount	Surplus	Note 18)	Total
Balance - December 31, 2003	15,261,378	10,582,542	334,084	(1,816,941)	9,099,685
Exercise of warrants	2,276,965	2,306,687	-	-	2,306,687
Exercise of options – cash component	69,167	34,584	-	-	34,584
Stock-based compensation	-	-	861,015	-	861,015
Exercise of options – fair value	-	5,903	(5,903)	-	-
Loss for the period	-	-	-	(2,494,426)	(2,494,426)
Balance - December 31, 2004	17,607,510	12,929,716	1,189,196	(4,311,367)	9,807,545
Private placement	1,100,000	2,200,000	-	-	2,200,000
Exercise of warrants	376,660	738,738	-	-	738,738
Exercise of options – cash component	520,500	312,750	-	-	312,750
Acquisition of subsidiary (Note 9)	234,680	269,882	-	-	269,882
Debenture equity portion	-	-	50,815	-	50,815
Convertible debenture warrants	-	-	50,815	-	50,815
Share issuance costs	-	(139,399)	-	-	(139,399)
Stock-based compensation	-	-	957,028	-	957,028
Exercise of options – fair value	-	89,240	(89,240)	-	-
Loss for the period	-	-	-	(6,206,445)	(6,206,445)
Balance - December 31, 2005	19,839,350	16,400,927	2,158,614	(10,517,812)	8,041,729
Private placement	2,797,223	2,224,818	-	-	2,224,818
Private placement	6,670,000	2,919,897	-	-	2,919,897
Fair value of warrants issued	-	-	707,786	-	707,786
Fair value of agents’ warrants issued	-	-	35,561	-	35,561
Exercise of options – cash component	20,000	10,000	-	-	10,000
Acquisition of subsidiary (Note 9)	600,161	558,150	-	-	558,150
Share issuance costs	-	(588,209)	-	-	(588,209)
Stock-based compensation	-	-	571,110	-	571,110
Exercise of options – fair value	-	2,548	(2,548)	-	-
Loss for the period – Statement 3	-	-	-	(7,299,328)	(7,299,328)
Issued and outstanding at December 31, 2006	29,926,734	$21,528,131	$3,470,523	$(17,817,140)	$7,181,514
Shares allotted for debenture settlement
(Note 10)	1,333,334	1,425,256	(50,815)	(370,071)	1,004,370
Issued, outstanding and allotted at December
31, 2006	31,260,068	$22,953,387	$3,419,708	$(18,187,211)	$8,185,884

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Consolidated Statements of Operations
Canadian Funds

	Cumulative		For the Year	For the Year
	Amounts from		Ended	Ended
	February 4, 2000	For the Year	December 31,	December 31,
	(inception) to	Ended	2005	2004
	December 31,	December 31,	(Restatement	(Restatement
	2006	2006	Note 18)	Note 18)

Revenue	$3,960,757	$1,665,706	$1,114,439	$1,093,387

Direct operating costs	7,088,745	4,064,216	2,159,638	780,996
	(3,127,988)	(2,398,510)	(1,045,199)	312,391
Expenses
Advertising	521,385	169,727	144,552	127,385
Amortization of deferred
development and other
intangible asset costs	955,293	462,508	155,258	237,697
Amortization of property and
office equipment	284,217	132,729	88,964	46,322
Automobile	248,521	85,783	72,807	62,371
Bad debts	15,814	15,814	-	-
Bank charges and interest	43,041	3,130	1,709	3,452
Consulting	364,318	635	2,600	74,382
Due diligence searches	36,863	-	-	-
Insurance	433,931	143,037	148,278	118,794
Legal and accounting	937,770	293,351	217,787	217,644
Office, postage and printing	418,306	84,950	127,707	135,252
Rent	558,311	232,037	166,625	69,412
Research	142,110	66,772	38,475	36,863
Salaries and wages	3,587,285	1,456,868	1,176,411	653,663
Stock compensation(Note 12b)	2,435,364	493,871	915,838	760,524
Shareholder relations	172,414	42,018	52,731	23,718
Shareholder relations - Stock
compensation (Note 12b)	290,633	77,239	41,190	100,491
Telephone and utilities	256,291	75,380	77,990	50,546
Trade shows	139,885	22,997	53,037	60,452
Transfer agent and regulatory
fees	119,283	40,231	22,664	20,267
Travel and promotion	925,030	247,529	399,871	150,044
Purchase settlement (Note 9iii)	256,785	256,785	-	-
	13,142,850	4,403,391	3,904,494	2,949,279
Loss Before the Undernoted	(16,270,838)	(6,801,901)	(4,949,693)	(2,636,888)
Interest income (expense)	19,380	(229,158)	40,534	142,589
Debenture settlement expense
(Note 10)	(29,778)	(29,778)	-	-
Write down of property, plant
and equipment	(1,536,452)	(229,680)	(1,306,772)	-
Provision for income tax	3,833	3,968	(8)	(127)
Foreign exchange gain / (loss)	(3,285)	(12,779)	9,494	-

Loss for the Period	$(17,817,140)	$(7,299,328)	$(6,206,445)	$(2,494,426)
Loss per Share – Basic and
Diluted		$(0.32)	$(0.41)	$(0.18)

Weighted Average Number of
Common Shares Outstanding		22,590,678	15,295,201	13,608,498

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows
Canadian Funds

	Cumulative		For the Year	For the Year
	Amounts from		Ended	Ended
	February 4, 2000		December 31,	December 31,
	(inception) to	For the Year	2005	2004
	December 31,	Ended December	(Restatement	(Restatement
	2006	31, 2006	Note 18)	Note 18)

Operating Activities
Loss for the period	$(17,817,140)	$(7,299,328)	$(6,206,445)	$(2,494,426)
Items not affecting cash:
Amortization of deferred
development and other
intangible asset costs	955,293	462,508	155,258	237,697
Amortization of property, plant
and equipment	1,084,318	697,826	323,968	46,322
Leasehold inducement	17,509	17,509	-	-
Write down of property, plant
and equipment	1,536,452	229,680	1,306,772	-
Deferred financing fees	120,394	120,394	-	-
Issuance of shares for
bonuses payable	30,000	-		-
Stock-based compensation	2,725,997	571,110	957,028	861,015

	(11,347,177)	(5,200,301)	(3,463,418)	(1,349,392)
Net change in non-cash working
capital (Note 8)	570,840	451,439	90,049	(283,198)

	(10,776,337)	(4,748,862)	(3,373,497)	(1,632,463)
Investing Activities
Property, plant and equipment
acquired	(5,700,660)	(745,437)	(2,830,674)	(1,508,583)
Patents	(177,894)	(28,322)	(51,835)	(67,443)
Deferred development costs	(1,018,506)	-	(165,708)	(450,661)
Net cash (deficiency) acquired on
purchase of subsidiaries	(226,228)	-	(67,555)	-

	(7,123,288)	(773,759)	(3,115,772)	(2,026,687)
Financing Activities
Cash received for shares	21,756,927	5,862,501	3,251,488	2,341,271
Share issuance costs	(1,510,453)	(477,624)	(139,399)	-
Cash received for debentures	1,000,000	-	1,000,000	-
Deferred financing fees	(31,964)	-	(31,964)	-
Short term loan	(126,003)	(58,150)	(67,853)	-
Long term debt	(865,446)	-	(865,446)	-
Due to shareholders	(571,528)	-	(571,528)	-

	19,651,533	5,326,727	2,575,298	2,341,271
Net Increase (Decrease) in Cash and
Cash Equivalents	1,751,908	(195,894)	(3,913,971)	(1,317,879)
Cash and cash equivalents -
Beginning of period	-	1,947,802	5,861,773	7,179,652
Cash and Cash Equivalents – End of
Period	$1,751,908	$1,751,908	$1,947,802	$5,861,773

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows - Continued
Canadian Funds

	Cumulative
	Amounts from	For the Year	For the Year	For the Year
	February 4, 2000	Ended	Ended	Months Ended
	(inception) to	December 31,	December 31,	December 31,
	December 31, 2006	2006	2005	2004

Supplemental Cash Flow
Information
Interest paid	$123,288	$123,288	$-	$-
Taxes paid	$2,035	$1,900	$-	$135

Supplemental Investing and
Financing Schedule of Non-
Cash Transactions
Value of warrants included in
deferred financing expense	$50,815	$-	$50,815	$-
Property, plant and equipment
costs acquired on purchase of
a subsidiary	$34,065	$-	$-	$-
Property, plant and equipment
included in accounts payable	$407,718	$407,718	$129,884	$415,991
Amortization of patents
capitalized as deferred
development costs	$15,293	$-	$936	$1,872
Amortization of plant one
capitalized as deferred
development costs	$34,621	$-	$23,888	$10,733
Deferred development costs
included in accounts payable	$-	$-	$-	$4,280
Patent costs included in
accounts payable	$12,039	$12,039	$2,781	$8,013
Share issuance costs included
in accounts payable	$75,024	$75,024	$-	$-
Shares issued for interest
expense	$30,000	$-	$-	$-
Long-term debt acquired on
purchase of a subsidiary	$865,446	$-	$865,446	$-
Due to shareholders acquired on
purchase of a subsidiary	$571,528	$-	$571,528	$-
Value of common shares issued
on conversion of debentures	$1,425,256	$1,425,256	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

1.	Nature of Business and Going Concern

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

The ability of the Company to realize the costs it has incurred to date on its technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

As at December 31, 2006, the Company continues in the development stage. Although the Company has begun operations, significant revenues have not been generated. In addition, management continues to work on other development projects.

As at December 31, 2006, the Company’s current assets exceed its current liabilities by $808,208. However, the company has negative cash flows from operating activities, recorded a loss of $7,299,328 for the year ended December 31, 2006 and has an accumulated deficit of $18,187,211 as at December 31, 2006. The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company’s Business Plan covering the periods of 2007 to 2010. Management continues to explore financing alternatives to raise capital (Note 19). While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and settle its obligations in the ordinary course of business, significant adjustment to the carrying amounts of the Company’s assets and liabilities may be required if this assumption is not valid.

2.	Significant Accounting Policies

	a)	Basis of Presentation

These consolidated financial statements are prepared according to Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries:

		-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 7a).

-

Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non- proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 7b).

-

Sonic Environmental Solutions Corp., (“Sonic Corp.”), incorporated September 15, 2005 in the State of California. The Company acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”) on December 21, 2005 and merged it with Sonic Corp. (Note 9).

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

2.	Significant Accounting Policies - Continued

	a)	Basis of Presentation - Continued

-

SonoOil Inc., (“SonoOil”), incorporated June 2, 2006 under the Company Act of British Columbia, Canada. SonoOil was established to develop the Company’s core sonic generator technology in the oil sands industry.

Included in these consolidated financial statements are the results of operations of SESI, Contech and Terra-Kleen from their respective dates of acquisition, Sonic Corp. and SonoOil from date of incorporation. All intercompany transactions and balances have been eliminated on consolidation.

	b)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

	c)	Refundable deposits

Included in refundable deposits are irrevocable letters of credit (“LOC”) issued as a surety bond to guarantee performance under contract. The term of the LOC equates to the length of the underlying projects which are usually less than one year. Deposits earn interest at market rates at the time of issue.

	d)	Inventory

Inventory consists of chemicals used in the Company’s process and spare equipment parts. Inventory is carried at the lower of cost or market. Cost is determined using the average cost.

	e)	Research and Development Costs

Product development costs and existing product enhancement costs are deferred to future periods when the product or process is clearly defined, the costs can be identified, the technical feasibility has been established, management intends to market the product or process, a market exists for the product or process, and adequate resources exist to complete the project. These deferred development costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the investment tax credits and government grants are received. At each reporting date, the Company reassesses the relevant criteria for deferral and amortization and reviews the deferred development costs for impairment.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

f)	Patent Rights and Other Intangible Assets

Patent rights and other intangible assets are recorded at cost and are capitalized and amortized using the straight-line method over their legal life.

At each reporting date, management reviews its amortization periods for reasonableness and for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows not being adequate to cover net book value. Amortization periods are adjusted when required, to ensure reasonableness.

g)	Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

	•	Computer equipment - 30% declining balance
	•	Furniture and office equipment - 20% declining balance
	•	Leasehold improvements - straight-line over the term of the lease
	•	Vehicles – 30% declining balance
	•	Machinery and equipment – 20% declining balance
	•	Plant one – 5 years straight-line
	•	Plant two – 10 years straight-line

One-half of the above rate is taken in the year of acquisition. The Company regularly reviews its property, plant and equipment for impairment.

h)	Share Capital

The proceeds from the exercise of stock options and warrants and issuance of escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

i)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight- line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

j)	Revenue Recognition

Revenue attributable to the soil remediation division is recorded once there is persuasive evidence that an arrangement exists, service is provided, the selling price is fixed and determinable, and collectibility is reasonably assured. Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management. Included in accounts receivable are unbilled amounts representing the excess of revenue recognized on long-term contracts over the amounts billed to date. Revenue attributable to the waste management division is recorded upon execution of the shipping manifest.

k)	Loss per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.

l)	Future Income Taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the substantive enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

m)	Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas where management applies judgement include the assumptions affecting the valuation of stock-based compensation and warrants, assumptions used in impairment testing and estimates relating to revenue recognition when applying the percentage of completion method. Actual results could differ from those estimates.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

n)	Impairment of Long-Lived Assets

The Company follows the CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. The impairment test is a comparison of the undiscounted cash flows associated with an asset against the carrying amount of the asset. If the undiscounted cash flow amounts are less than the carrying amount, the asset is written down to fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

o)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

The Company’s U.S. subsidiary is considered to be an integrated foreign operation and is translated into the functional currency using the temporal method as follows:

	i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
	ii)	Non-monetary assets and liabilities, and equity at historical rates, and
	iii)	Revenue and expense items at the average rate of exchange prevailing during the year.

Gains and losses on translation are included in determining net income for the period.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, interest receivable, refundable deposit, accounts receivable, GST receivable, accounts payable and accrued liabilities, due to related parties, short term loan, Terra-Kleen acquisition payment, and convertible debentures. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

4.	Property, Plant and Equipment

Details are as follows:

			Net Book
			Value
		Accumulated	December 31,
	Cost	Amortization	2006
Computer equipment	$196,049	$129,250	$66,799
Furniture and office equipment	237,836	133,687	104,149
Leasehold improvements	82,866	15,622	67,244
Vehicles	173,396	162,081	11,315
Machinery and equipment	2,885,669	1,681,720	1,203,949
Plant One	238,874	106,283	132,591
Plant Two	2,253,831	368,940	1,884,891
	$6,068,521	$2,597,583	$3,470,938

			Net Book
			Value
		Accumulated	December 31,
	Cost	Amortization	2005
Computer equipment	$171,015	$85,644	$85,371
Furniture and office equipment	201,941	74,036	127,905
Leasehold improvements	99,934	10,275	89,659
Vehicles	77,244	67,719	9,525
Machinery and equipment	2,256,116	1,468,953	787,163
Plant One	238,874	58,508	180,366
Plant Two	2,232,567	144,620	2,087,947
	$5,277,691	$1,909,755	$3,367,936

Property, plant and equipment are amortized when ready for use.

With the acquisition of Terra-Kleen, the Company has modified Plant Two to incorporate the Terra-Kleen solvent extraction technology. During 2006, the Company wrote down Plant Two in the amount of $229,680 (2005 - $1,306,772) to reflect those assets management determined will not be used on a go-forward basis. The fair value of these impaired assets was assessed as $0 given no future use.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

5.	Deferred Development Costs

Deferred development costs consist of product development costs and existing product enhancement costs.

Details are as follows:

	December 31,	December 31,
	2006	2005
Balance – Beginning of period	$987,873	$1,000,807
Current period costs:
Deferred development costs	-	41,557
Less: Amortization	(104,240)	(54,491)
Balance – End of period	$883,633	$987,873

Summary is as follows:
	December 31,	December 31,
	2006	2005
Deferred development costs	$1,042,364	$1,042,364
Less: Accumulated amortization	(158,731)	(54,491)
	$883,633	$987,873

6.	Patents and other intangible assets

Patents and other intangible assets consist of amounts associated with the acquisitions of SESI, Contech and Terra-Kleen. The Company acquired patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	December 31,	December 31,
	2006	2005
Balance – Beginning of period	$3,387,921	$883,893
Current period costs:
Additions	45,980	2,605,730
Less: Amortization	(358,268)	(101,702)
Balance – End of period	$3,075,633	$3,387,921

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

7.	Acquisitions

a)	SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company valued at $998,302 (see note 18 for restatement). The shares were escrowed based on time over 6 years. The Company had a director in common with SESI at the time of the purchase. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents. The consideration has been allocated, based on fair value, as follows:

Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Patents and other intangible assets	992,927
Amounts advanced from Sonic	(150,043)
$998,302

b)	Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. The fair value of shares issued by the Company has been determined at $137,867, by taking the value of the shares ($1.55CDN) on the date of the agreement multiplied by the number of shares to be released over time, and discounted using a 10% interest rate, to take into account the time value of the consideration. The consideration has been allocated, based on fair value, as follows:

Current assets	$79,159
Property, plant and equipment	34,065
Intangible assets	137,866
Current liabilities	(45,848)
$205,242

This is a related party transaction as a major Contech shareholder was also an officer of the Company.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

8.	Non-cash Working Capital Components

Details are as follows:

	Cumulative
	Amounts from	For the Year	For the Year	For the Year
	February 4, 2000	Ended	Ended	Ended
Net changes in non-cash	(inception) to	December 31,	December	December
working capital components:	December 31, 2006	2006	31, 2005	31, 2004
GST and amounts receivable	$(1,059,566)	$(267,368)	$(167,176)	$(500,451)
Refundable deposit	(105,500)	(105,500)	-	-
Accounts payable	619,614	67,000	(226,477)	353,420
Accrued liabilities	812,923	277,832	495,268	(17,238)
Deferred rent inducement	52,528	(17,509)	70,037	-
Due to related parties	229,194	239,831	(6,117)	(21,104)
Prepaid expenses	(106,283)	16,575	37,162	(97,825)
Inventory	127,930	240,578	(112,648)	-
	$570,840	$451,439	$90,049	$(283,198)

9.	Acquisition of Terra-Kleen Response Group Inc.

On December 21, 2005, the Company acquired 100% of the shares of United States based Terra- Kleen which was subsequently merged with the Company’s subsidiary, Sonic Corp. (Note 2)

Terra-Kleen has proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Terra-Kleen also has an established operating history with the Environmental Protection Agency in the United States.

The total consideration for the purchase of Terra-Kleen, as outlined in the original agreement and amended March 23, 2007, is as follows:

i.

Upon the closing, December 21, 2005, US$500,000 was paid through the issuance of the Company’s common shares valued at CDN$2.50 per share which resulted in an issuance of 234,680 common shares. On this closing date, the Company’s share market price was $1.15, therefore the share issuance was valued at $269,882;

ii.

On June 21, 2006, US$500,000 was paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. The 20-day average closing price of such shares was $0.93. This resulted in an issuance of 600,161 common shares valued at $558,150;

iii.

On March 23, 2007, US$250,000 was paid to the controlling shareholder of Terra-Kleen. The amount related to a settlement for an earn out provision based on revenues in the original agreement. The amount earned to date according to the original agreement of was $35,000; this amount was recorded as part of the purchase and the balance of $256,785 was expensed as a purchase settlement.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

Therefore, total consideration given up is as follows:

Share issuance upon closing	$269,882
Share issuance June 21, 2006	558,150
Due diligence and cash closing costs	217,271
Final payment due (accrued)	35,000
$1,080,303

The consideration has been allocated, based on fair value, as follows:

Current assets	$168,924
Property, plant and equipment	315,660
Patents and other intangibles	2,565,655
Current liabilities	(462,489)
Long term liabilities	(865,446)
Due to Shareholder	(571,528)
Due to Sonic Environmental Solutions Inc.	(70,473)
Net identifiable assets and liabilities	$1,080,303

Terra-Kleen has two contracts as follows:

a)	Mitsubishi Agreement

Per agreement dated January 1, 2001 and amended January 2, 2006, Terra-Kleen granted a license to Mitsubishi Heavy Industries, Ltd. (“MHI”) to use Terra-Kleen's soil remediation technology in Japan.

As consideration Terra-Kleen, before acquired by the Company, received US$500,000 and a royalty at 2.25% of Net Invoiced Value for “hydrocarbon and chlorinated organic contaminated soil” processed using the system. This royalty will be paid after MHI has had sales of approximately US$22,000,000. As of December 31, 2006, approximately US$9,800,000 has been completed by MHI.

b)	Veolia Agreement

Per agreement dated June 10, 2005 with Veolia Environmental Services (“Veolia”), formerly known as Collex Pty Ltd., Terra-Kleen granted a license to Veolia to use the Company’s soil remediation technology.

The considerations are as follows:

	i)	A lump sum initial license fee of US$100,000 (received by Terra-Kleen before the Company purchased Terra-Kleen).

	ii)	A technology license fee of US$288,000 upon successful results of initial trial.

	iii)	A trial fee of AUS$298,732 as follows:

		•	AUS$150,000 on commencement date (received by Terra-Kleen before the Company purchased Terra-Kleen).
		•	AUS$74,366 within 21 days of receiving certain demonstration equipment in Australia
		•	AUS$74,366 on the date following the completion of initial test.

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

	b)	Veolia Agreement - Continued

		iv)	After nine months of successful trial, Veolia will either pay rent on the demonstrator equipment at US$32,000 per month or buy the system at US$488,000.

		v)	To pay royalty of 50% of profit generated from using the technology.

At December 31, 2006, Veolia commenced its first site remediation project. No revenue has been recorded to date with respect to this agreement other than the initial license fee as in note 9b(i) and the trial fee as in note 9b(iii).

10.	Convertible Debenture

In December 2005, the Company completed a convertible debenture financing with two directors for total proceeds of $1,000,000. The debenture bears interest at 12% per annum and was to mature in December 21, 2007 and was convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitled the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

In accordance with GAAP, the Company allocated a portion of the proceeds to liabilities ($949,185) and a portion to equity ($50,815). The equity conversion feature was valued using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield	-
Risk-free interest rate	3.8%
Expected volatility of the Company's common stock	50.5%
Expected life	2 years

The 500,000 warrants were valued using the same assumptions for a total value of $50,815 and was included in deferred financing costs.

The discount, which presents the difference between the face value of the debenture and the calculated liability amount, is amortized to interest expense on a straight-line basis over the term of the debentures.

On December 31, 2006, the Company entered into an agreement with the holders to convert the debentures into 1,333,334 common shares at $0.75 per share. The transaction was treated as an Induced Conversion under EIC 96 as the holders received an additional 878,789 shares compared to the original conversion terms, this difference has been valued at $399,849. The additional consideration was allocated to the liability and equity components based on the relative fair values of each component on the date of the transaction.

The $29,778 difference between the carrying value and fair value of the liability was charged to income and the remaining $370,071 was charged directly to deficit. The $1,425,256 increase to share capital is comprised of the carrying values of the debenture components and the fair value of the additional consideration.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

10.	Convertible Debenture - Continued

The 500,000 share purchase warrants issued in connection with the convertible debenture remain exercisable into an additional common share at $2.20 per common share. All deferred financing costs related to the debentures have accordingly been expensed in the current period.

11.	Share Capital

a)	Authorized: unlimited common shares without par value.

b)

On March 27, 2006 in a brokered private placement, the Company issued 2,797,223 units at $0.90 per unit for gross proceeds of $2,517,500. Each warrant is exercisable for two years at a price of $1.20. The value attributable to common shares was $2,224,818 and $292,683 was attributable to the common share purchase warrants. Each unit consists of one common share and one-half share purchase warrant. The Company paid a finders fee of $113,850.

On December 13, 2006, the Company received a final receipt for a short-form prospectus which qualified the distribution of 6,670,000 common shares and 6,670,000 common share purchase warrants on the exercise of 6,670,000 Special Warrants issued pursuant to a brokered private placement which raised gross proceeds of $3,335,000. Of this amount, $2,919,897 was attributable to common shares and $415,103 was attributable to the common share purchase warrants. Each common share purchase warrant is exercisable for two years at a price of $0.70. The Company paid a cash commission equal to 7.5% of the gross proceeds ($250,125) and issued agents’ special warrants to purchase common shares equal to 7.5% of the Special Warrants sold under the offering (500,250). The agents’ special warrants have a fair value of $35,561 and will be exercisable at a price of $.70 per share for 24 months from the closing date.

The warrants were valued using the Black Scholes option-pricing model using the following assumptions on the date of issuance:

Risk-free interest rate	3.95% - 4.00%
Expected life	2
Estimated volatility	41.52% - 54.16%
Dividend yield	-

c)	Options

i)

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date. The maximum aggregate number of Plan Shares that may be reserved for issuance under the Company’s Plan is 4,530,000 Common Shares.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

11.	Share Capital - Continued

c)	Options - Continued

ii)	A summary of the Company’s options at December 31, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,				December 31,
Price	2005	Granted	Exercised	Forfeited	2006	Expiry date
$0.50	422,000	-	(20,000)	-	402,000	December 12, 2007
$1.00	-	200,000	-	-	200,000	June 14, 2011
$1.00	-	865,000	-	(10,000)	855,000	July 4, 2011
$1.00	-	335,000	-	-	335,000	September 11, 2011
$1.10	350,000	-	-	(150,000)	200,000	February 3, 2008
$1.61	25,000	-	-	(25,000)	-	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	50,000	-	-	-	50,000	June 21, 2010
$2.37	85,000	-	-	-	85,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	150,000	-	-	(150,000)	-	August 9, 2007
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	20,000	-	-	-	20,000	March 30, 2010
$2.75	115,000	-	-	-	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	230,000	-	-	(85,000)	145,000	July 6, 2009
	2,382,000	1,400,000	(20,000)	(420,000)	3,342,000

Weighted average
exercise price	$1.89	$1.00	$0.50	$2.04	$1.50

		Weighted
		Average
	Number of Options	Exercise Price	Expiry
			December 12, 2007
Vested at December 31, 2006	2,059,081	$1.79	to September 11, 2011

The fair value of shares vested during 2006 was $1,194,000. The weighted average remaining contractual term on the fully vested options is approximately 1.72 years.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

11.	Share Capital - Continued

d)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	December 31,
Price	2005	Issued	Exercised	Cancelled	2006	Expiry date
$0.70	-	7,170,250	-	-	7,170,250	November 9, 2008
$1.20	-	1,398,611	-	-	1,398,611	March 27, 2008
$2.20	500,000	-	-	-	500,000	December 21, 2007
$2.75	605,000	-	-	-	605,000	September 28, 2007
	1,105,000	8,568,861	-	-	9,673,861

Weighted average
exercise price	$2.46	$0.78	$-	$-	$0.98

e)	Escrow Shares

As at December 31, 2006, there are 1,819,842 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)

In 2002, 2,997,135 shares were issued for the acquisition of SESI and are held in escrow to be released every six months to 2008. During the year, there were 1,798,283 released from escrow leaving 1,198,852 held in escrow at December 31, 2006.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

11.	Share Capital - Continued

	e)	Escrow Shares - Continued

ii)

There were 834,841 shares issued for the acquisition of Terra-Kleen and held in escrow. Every three months beginning March 13, 2006, 10% of the total number of shares is to be released with the last release on December 30, 2008. During the year, there were 213,851 shares released from escrow leaving 620,990 held in escrow at December 31, 2006. Subsequent to the year end, the Company entered into an agreement with the former controlling shareholder of Terra-Kleen which terminates this escrow agreement; all shares pertaining to this agreement were then released from escrow.

12.	Stock Based Compensation

a)

Stock compensation expense is determined using the fair value method. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	Stock compensation expense recognized on options granted during the year is calculated using the Black-Scholes option pricing model with the following assumptions on the date of grant:

Risk-free interest rate	4.01% - 4.50%
Expected dividend yield	-
Expected stock price volatility	49.18 - 50.55%
Expected option life in years	5

In 2006, stock-based compensation expense was $571,110 (2005 - $957,028). Of this, $77,239 (2005 - $41,190) is included in shareholder relations expense, and $493,871 (2005 - $915,838) is included in salaries and wages expense, with the offsetting entry to contributed surplus. The value of unrecorded stock-based compensation related to non-vested options is $404,420. This amount will be expensed between January 1, 2007 and June 30, 2008.

c)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated.

Options vest according to the length of service as follows:

Employees with service greater than six
months, Directors and Officers	Employment service less than six months
33.3% of options vest after six months	33.3% of options vest after twelve months
33.3% of options vest after twelve months	33.3% of options vest after eighteen months
33.3% of options vest after eighteen months	33.3% of options vest after twenty-four months

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

13.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

	a)	During 2006, salaries of $502,208 (2005 - $438,000) were paid or accrued to directors and officers.

b)

As at December 31, 2006 $259,468 (2005 - $18,193) was owing to directors, officers, and related entities. Of this, $2,683 is non-interest bearing, has no specific terms of repayment and was incurred in the normal course of operations. The balance of $256,785 was attributable to the amount owing to the former controlling shareholder of Terra-Kleen (Note 9iii).

14.	Segmented Information

a)

The Company and its subsidiaries operate in the environmental sector in two reportable business segments. The soil remediation segment is attributable to the treatment of contaminated soil and the waste management segment is attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Total assets by business segment are as follows:

	December 31,	December 31,
	2006	2005
		(Restatement
		Note 18)
Soil remediation	$10,654,954	$10,,869,393
Waste management	119,651	133,098
	$10,774,605	$11,002,491

Total revenues and direct costs for each business segment are as follows. The direct costs include labour, materials, chemicals, subcontractor costs and equipment amortization:

	Soil	Waste	Corporate Total,
	Remediation	Management	December 31,
			2006
Revenues	$1,149,677	$516,029	$1,665,706
Direct Costs	3,637,870	426,346	4,064,216
	$(2,488,193)	$89,683	$(2,398,510)

	Soil	Waste	Corporate Total,
	Remediation	Management	December 31,
			2005
Revenues	$747,297	$367,142	$1,114,439
Direct Costs	1,864,932	294,706	2,159,638
	$(1,117,635)	$72,436	$(1,045,199)

During the year, 34% (2005 – 72%) of consolidated revenue related to one customer. As at December 31, 2006 accounts receivable included $170,027 from this customer (2005 - $81,720).

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

14.	Segmented Information - Continued

	b)	Geographic Information

All significant sales during the periods presented have been to customers domiciled in Canada. The tables below summarize property, plant and equipment by country and assets by country:

	December 31,	December 31,
Property Plant and Equipment	2006	2005
Canada	$3,297,922	$3,075,622
United States	173,016	292,314
	$3,470,938	$3,367,936

	December 31,	December 31,
	2006	2005
		(Restatement
Assets		Note 18)
Canada	$10,581,744	$10,547,473
United States	192,861	455,018
	$10,774,605	$11,002,491

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

15.	Income Taxes

	a)	The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2006	2005
Provision for recovery of taxes at statutory rates	$(2,329,783)	$(2,128,810)
Tax benefit not recognized on current year losses	1,729,643	1,253,440
Non-deductible and other items for tax purposes	623,564	876,266
Differences in foreign tax rates	(23,424)	(896)
	$0	$0

b)	The significant components of future income tax assets and liabilities are as follows:

	2006	2005
Future income tax assets (liabilities)

Non-capital loss carry forwards	$4,602,726	$3,061,424
Property, plant and equipment	610,362	450,315
Deferred development costs	(1,120,509)	(1,187,095)
Other	251,143	6,190
Future income tax assets (liabilities)	4,343,722	2,330,834
Valuation allowance	(4,343,722)	(2,330,834)
Net future income tax asset (liability)	$0	$0

The Company has income tax loss carry forwards of approximately $11,406,000 in Canada, which may be used to reduce future income taxes otherwise payable and expiring through 2026.

The Company has income tax loss carry forwards of approximately $1,607,000 in the United States, which may be used to reduce income taxes otherwise payable and expiring through 2026. A significant portion of such tax loss carryforwards were incurred prior to December 21, 2005, the acquisition date of Terra-Kleen and as such management of the Company anticipates limitation to the use of these carryforwards under Internal Revenue Code Section 382.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in the financial statements.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

16.	Short-Term Loan

The Company had a promissory note of US$50,000, which was part of the Terra-Kleen acquisition, payable February 13, 2006, bearing 12% interest. During 2006, the loan was repaid with interest.

17.	Commitments

	a)	The Company has premises, vehicle and photocopier operating lease agreements. The leases expire between January 2007 and June 2010. The future lease obligations are as follows:

Amount
2007	$150,937
2008	$141,910
2009	$141,498
2010	$4,019

b)

During the year ended December 31, 2005, the Company received $87,547 for leasehold improvements to their office premises. In accordance with GAAP, this amount is being amortized against rent expense over the term of the 5 year lease. The total unamortized balance at December 31, 2006 is $52,528.

18.	Prior Period Restatement

During the audit of the December 31, 2006 fiscal year, it was determined that an error had been made in the recording of the acquisitions of SESI and Contech (Note 7). These acquisitions were related party transactions that involved the issuance of shares, as either part of or as total consideration, for the purchase of these subsidiaries. The restatement is required after further consideration of EIC 62 as it has come to our attention that EIC 62 determines the share issuances to be monetary in nature, even though they were related party, and as such the transactions must be recorded at the exchange amount, equivalent to the value of the consideration given up (the shares at market value), at the time of the acquisitions.

	2005	2005	2004	2004
	As previously	Restated	As previously	Restated
	reported		reported
Patents and other
intangible assets	$2,689,110	$3,387,921	$85,252	$883,893
Deficit	$(10,080,454)	$(10,517,812)	$(3,973,713)	$(4,311,367)
Amortization of deferred
development and other
intangibles	$54,491	$155,258	$0	$237,697

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

19.	Subsequent Events

On April 20, 2007, the Company announced that it has entered into a letter agreement to conduct a $4 million financing. Net proceeds of the financing will be used for working capital and general corporate purposes. Under the terms of the financing, Sonic has agreed to sell up to 8,888,890 at $0.45 per unit (“Units”). Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each Warrant will entitle the holder to purchase one common share at an exercise price of $0.60 per common share for a period of 24 months for the closing date. The Company will pay a cash commission of 7% of the gross proceeds and purchase Units equal to 10% of the total number of Units sold for a period of 24 months from the closing date. The closing date is expected to be May 3, 2007.

20.	Recent Canadian Accounting Pronouncements

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

i) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

ii) Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the company.

iii) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

21.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met. Under U.S. GAAP, research and development costs are expensed when incurred.

b)

Under Canadian GAAP, the convertible debenture is bifurcated between the conversion feature and the debenture. Since the loan did not have a beneficial conversion feature, the debenture is recorded at face value under U.S. GAAP.

	c)	The impact of the above differences between Canadian and U.S. GAAP on loss for the period is as follows:

	Cumulative
	Amounts from
	February 4,
	2000
	(inception) to	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2005	2004

Loss for the period as reported	$(17,817,140)	$(7,299,328)	$(6,206,445)	$(2,494,426)
Write-off of deferred development costs:
- amortization	158,731	104,240	54,491	-
- incurred during the period	(1,042,364)	-	(41,557)	(411,646)
Debenture conversion feature expense	(370,071)	(370,071)	-	-

Loss for the period in accordance with U.S.
GAAP	$(19,070,844)	$(7,565,159)	$(6,193,511)	$(2,906,072)

Basic and diluted loss per share in
accordance with U.S. GAAP		$(0.33)	$(0.40)	$(0.21)

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

21.	Differences Between United States and Canadian Generally Accepted Accounting Principles
("GAAP") - continued

d)	The impact of the differences between Canadian and U.S. GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed		Comprehensive
	Number	Amount	Surplus	Deficit	Income	Total

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2004	17,607,510	$12,929,716	$1,189,196	$(4,311,367)	$-	$9,807,545
Write-off of deferred development costs
- as reported	-	-	-	(1,000,807)	-	(1,000,807)

Shareholders’ equity in accordance with
U.S. GAAP at December 31, 2004	17,607,510	$12,929,716	$1,189,196	$(5,312,174)	$-	$8,806,738

Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2005	19,839,350	$16,400,927	$2,158,614	$(10,517,812)	$-	$8,041,729
Write-off of deferred development costs
- as reported	-	-	-	(987,873)	-	(987,873)

Shareholders’ equity in accordance with
U.S. GAAP at December 31, 2005	19,839,350	$16,400,927	$2,158,614	$(11,505,685)	$-	$7,053,856
Shareholders’ equity in accordance with
Canadian GAAP at December 31,
2006	29,926,734	$22,953,387	$3,419,708	$(18,187,211)	$-	$8,185,884

Write-off of deferred development costs

- as reported	-	-	-	(883,633)	-	(883,633)

Debenture conversion feature expense	-	-	370,071	(370,071)	-	-

Shareholders’ equity in accordance with
U.S. GAAP at December 31, 2006	29,926,734	$22,953,387	$3,789,779	$(19,440,915)	$-	$7,302,251

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
Canadian Funds

21.	Differences Between United States and Canadian Generally Accepted Accounting Principles
("GAAP") - continued

Recent U.S. Accounting Pronouncements

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact on the Company’s financial statements.

Prior years restatement

Certain of the comparative numbers in this Canadian to U.S. GAAP reconciliation note have been restated to reflect errors in the previous year’s presentation (Note 18). As a result of this restatement, the opening shareholders equity as at January 1, 2005 under U.S. GAAP has increased by $2,585,461.